SECRETARY’S CERTIFICATE

I, Stephanie Shearer, being the secretary of the meeting of the Board of Trustees of the Alternative Strategies Fund (“Alternative” or the “Trust”), duly certify and attest that the Board of Trustees of the Trust adopted the following resolutions on May 19, 2015:

RESOLVED, that the Board hereby authorizes the appropriate officers of the Trust to renew the Trust’s Fidelity Bond for the term July 28, 2015 to July 29, 2016, in a form and amount substantially similar to the Trust’s current fidelity bond having an aggregate coverage of $350,000, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by the Board, including, among other things, the value of the aggregate assets of the Alternative Strategies Fund to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolios of the Trust; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take all appropriate actions, including adjusting the terms of the Fidelity Bond as necessary, with the advice of legal counsel to the Trust, to provide and maintain the Fidelity Bond on behalf of the Trust; and

FURTHER RESOLVED, that the appropriate officers of the Trust are authorized to file or cause to be filed the Fidelity Bond on behalf of the Trust with the SEC and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trust’s Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with obtaining a Trustees’ and Officers’ Errors and Omissions Liability Insurance Policy; and

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them is, authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof.

/s/ Stephanie Shearer

Stephanie Shearer

Secretary of the Meeting